July 23, 2019
Via E-mail
Erez Antebi
Chief Executive Officer
Allot Ltd.
22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel

       Re:    Allot Ltd.
              Form 20-F for the Fiscal Year Ended December 31, 2018 Filed March 19, 2019
              File No. 1-33129

Dear Mr. Antebi:

        We refer you to our comment letter dated June 28, 2019 regarding potential business contacts with Syria, Sudan and North Korea. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Alberto Sessa
       Chief Financial Officer

       Barbara Jacobs
       Assistant Director